UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Franklin Electronic Publishers, Incorporated

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    3535109

(CUSIP Number)

Saunders Acquisition Corporation

c/o Barry J. Lipsky, 2 Briarwood Court,

Princeton Junction, New Jersey 08850 (609-509-3024)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David A. Boillot, Esq., Reitler Kailas & Rosenblatt LLC,

885 Third Avenue, 20th Floor, New York, NY 10022 (212-209-3050)

    December 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 3535109
1)	NAME OF REPORTING PERSON Saunders Acquisition Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,741,126
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 2,741,126
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,126
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%(1)
14)	TYPE OF REPORTING PERSON CO

(1)	The percentage is calculated based upon 8,386,299 shares of common stock outstanding as of December 30, 2009.

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value (the “Common Stock”) of Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the “Company”). The address of the principal executive offices of the Company is One Franklin Plaza, Burlington, New Jersey 08016.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed by Saunders Acquisition Corporation, a Delaware corporation (the “Reporting Person”).

(b)-(c)	The Reporting Person is Delaware corporation, its principal business the acquisition of the Company in accordance with the transaction described in Item 4 of this Schedule 13D and the address of its principal office is 2 Briarwood Court, Princeton Junction, New Jersey 08850. The principal occupation of Barry J. Lipsky (“Mr. Lipsky”), the President and sole director of the Reporting Person, is President and Chief Executive Officer of the Company. The principal business office and address of Mr. Lipsky is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. The principal occupation of Frank A. Musto (“Mr. Musto”), the Treasurer of the Reporting Person, is the Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. The principal business office and address of Mr. Musto is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. The principal occupation of Toshihide Hokari (“Mr. Hokari”), the Secretary of the Reporting Person, is the Senior Vice President and Chief Operating Officer of the Company. The principal business office and address of Mr. Hokari is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016.

(d)	During the last five (5) years, neither the Reporting Person nor any of Messrs. Lipsky, Musto or Hokari has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither the Reporting Person nor any of Messrs. Lipsky, Musto or Hokari has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware corporation. Messrs. Lipsky and Musto are citizens of the United States of America. Mr. Hokari is a citizen of Japan.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information set forth in Item 4 of this Schedule 13D is hereby incorporated in this Item 3 by reference.

The shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to (a) that certain Exchange Agreement, dated May 29, 2009 (the “May Exchange Agreement”), by and among the Reporting Person, Messrs. Lipsky, Musto, Hokari and Howard L. Morgan (“Dr. Morgan”), James H. Simons (“Dr. Simons”), Marcy Lewis (“Ms. Lewis”) and Shining Sea Limited, an exempted company organized under the laws of the Island of Bermuda (“Shining Sea”), a copy of which is filed herewith as Exhibit 7.01 and incorporated herein by reference, and (b) that certain Exchange Agreement, dated September 11, 2009 (the “September Exchange Agreement,” and, together with the May Exchange Agreement, the “Exchange Agreements”), by and among the Reporting Person and Julien David (“Mr. J. David”) and Morton David (“Mr. M. David”), a copy of which is filed herewith as Exhibit 7.02 and incorporated herein by reference. Pursuant to the Exchange Agreements, as described in greater detail in Item 6, each of Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea have contributed their shares of Common Stock of the Company to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, par value $0.01 per share of the Reporting Person (the “Series A Preferred Stock”). Pursuant to the Merger Agreement (as defined in Item 4), the Reporting Person has agreed to vote its shares of Common Stock of the Company in favor of the proposed Merger (as defined in Item 4).

In connection with the transactions described in Item 4, the Reporting Person estimates that the total amount of funds necessary to acquire all of the Common Stock not currently owned by the Reporting Person in the Merger and pay estimated fees and expenses will be approximately $14,477,000. In connection with the Revised Proposal (as defined in Item 4), (i) Mr. Lipsky has subscribed for 200,000 shares of Series B Preferred Stock, par value $0.01 per share of the Reporting Person (the “Series B Preferred”) for an aggregate purchase price of $500,000, (ii) Dr. Morgan has subscribed for 400,000 shares of Series B Preferred for an aggregate purchase price of $1,000,000, and (iii) Mr. M. David has subscribed for 80,000 shares of Series B Preferred for an aggregate purchase price of $200,000 (collectively, the “Original Subscription Agreements”). Copies of the Original Subscription Agreements are filed herewith as Exhibit 7.03 and incorporated into this Item 3 by reference. On September 30, 2009, in connection with the proposed Merger, Noah Education Holdings Ltd. (“Noah”) has agreed to subscribe for 400,000 shares of Series B Preferred for an aggregate purchase price of $1,000,000 (the “Noah Subscription Agreement”). A copy of the Noah Subscription Agreement is filed herewith as Exhibit 7.04 and incorporated into this Item 3 by reference.

To the extent that any amounts are due or may be paid by the Reporting Persons or the surviving corporation in connection with the consummation of the Merger, such funds may be paid from generally available working capital of the surviving corporation.

ITEM 4.	PURPOSE OF TRANSACTION

On May 20, 2009, Messrs. Lipsky, Musto and Hokari, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea submitted a non-binding proposal (the “Original Proposal”) for a going-private transaction to the board of directors of the Company (the “Board of Directors”). A copy of the Original Proposal is filed herewith as Exhibit 7.05 and incorporated into this Item 4 by reference. On May 20, 2009, the Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Original Proposal and to recommend to the Board of Directors whether to approve the Original Proposal. On September 11, 2009, Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr.

Simons, Ms. Lewis and Shining Sea submitted to the Special Committee a revised non-binding proposal for a going-private transaction (the “Revised Proposal”) which contemplated the merger (the “Merger”) of the Reporting Person with and into the Company. A copy of the Revised Proposal is filed herewith as Exhibit 7.06 and incorporated into this Item 4 by reference.

On September 30, 2009, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, pursuant to which, subject to the receipt of shareholder approval and certain other conditions, the Reporting Person will merge with and into the Company on the terms and conditions set forth in the Merger Agreement. Following the completion of the proposed Merger, the separate existence of the Reporting Person will cease and the Company will be the corporation surviving the proposed Merger (the “Surviving Corporation”). On the effective dated of the proposed Merger, all outstanding shares of Common Stock, other than shares held by the Reporting Person, will be cancelled and will be converted into the right to receive $2.50 in cash, without interest. Vested stock options to purchase Common Stock of the Company with an exercise price of less than $2.50 will be settled for an amount equal to the product of (i) the number of shares of Common Stock of the Company subject to such stock option and (ii) the difference between $2.50 and the exercise price of such stock option. All vested options with an exercise price equal to or greater than $2.50 and unvested stock options will be cancelled without consideration.

The Company may terminate the Merger Agreement under certain circumstances, including if the Board of Directors determines in good faith that it has received an unsolicited bona fide Superior Proposal (as defined in the Merger Agreement), and otherwise complies with certain terms of the Merger Agreement. In connection with such termination, or a termination of the Merger Agreement under certain other circumstances, the Company must pay a fee of $650,000 to the Reporting Person. In certain circumstances, the Merger Agreement provides for the Reporting Person to pay to the Company a fee of $650,000 upon termination of the Merger Agreement. The Company is also required, under certain circumstances, to reimburse the Reporting Person for its actual expenses if the Reporting Person terminates the Merger Agreement due to the Company’s board of directors violating certain of the Merger Agreement’s covenants.

If the proposed Merger is consummated, the Common Stock of the Company would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the Common Stock of the Company would be delisted from the NYSE Amex Equities, and following the proposed Merger the Surviving Corporation will be controlled by the Reporting Person.

As a result of the Exchanges (defined below in Item 6) effected by Messrs. Lipsky, Hokari, Musto, J. David and M. David, Ms. Lewis, Dr. Morgan, Dr. Simons and Shining Sea described in Item 6, the Reporting Person now beneficially owns 2,741,126 shares of Common Stock, representing approximately 32.7% of the total outstanding votes of the Common Stock entitled to vote on the proposed Merger as a single class.

A proxy statement will be distributed to shareholders of the Company in connection with the proposed Merger. Shareholders of the Company should read the Company’s proxy statement and other relevant documents regarding the proposed Merger filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed Merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Person and its shareholders with respect to the proposed Merger, free of charge at the SEC’s web site, www.sec.gov.

Other than as set forth in the Merger Agreement, the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in this Item 4 of Schedule 13D. However, if the proposed Merger is not consummated for any reason, the Reporting Person intends to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase its ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in this Item 4 of Schedule 13D, except that the Reporting Person currently have no intention of selling any shares of Common Stock.

The foregoing is a summary of the Merger Agreement and the proposed Merger and should not be construed as an offer to purchase shares of the Company’s Common Stock. The information set forth in response to this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.07, and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The Reporting Person beneficially owns 2,741,126 shares of Common Stock, which represents 32.7% of the Common Stock.

Mr. Lipsky beneficially owns 352,119 shares of Common Stock, which represents 4.1% of the Common Stock, and includes 352,119 shares of Common Stock that may be acquired by Mr. Lipsky upon exercise of stock options at the exercise prices set forth in the table set forth below. If the proposed Merger is consummated in accordance with the Merger Agreement, the following stock options will be cancelled without consideration.

Number of Options	Exercise Price
36,000	$7.50
50,000	$7.50
30,000	$2.80
106,119	$3.50
30,000	$2.70
37,500	$3.84
37,500	$3.80
25,000	$3.82

Mr. Hokari beneficially owns 25,000 shares of Common Stock that may be acquired by Mr. Hokari upon exercise of stock options at an exercise price of $2.95 per share, which shares of Common Stock represent an aggregate of 0.3% of the Common Stock. If the proposed Merger is consummated in accordance with the Merger Agreement, these stock options will be cancelled without consideration.

Mr. Musto beneficially owns 12,500 shares of Common Stock that may be acquired by Mr. Musto upon exercise of stock options at an exercise price of $2.95 per share, which shares of Common Stock represent an aggregate of 0.15% of the Common Stock. If the proposed Merger is consummated in accordance with the Merger Agreement, these stock options will be cancelled without consideration.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

(b) The Reporting Person has the sole power to vote and dispose of 2,741,126 shares of Common Stock.

Mr. Lipsky, in his individual capacity, does not have the sole power to vote or dispose any shares of Common Stock. Mr. Lipsky, in his capacities as the president and sole member of the board of directors of the Reporting Person, may be deemed to beneficially own 2,741,126 shares of Common Stock beneficially owned by the Reporting Person.

Mr. Hokari does not have the sole power to vote or dispose any shares of Common Stock.

Mr. Musto does not have the sole power to vote or dispose any shares of Common Stock.

(c) Except as disclosed in Item 6 below, neither the Reporting Persons nor any of Messrs. Lipsky, Musto, Hokari have effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d) Other than the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

Other than Mr. Lipsky, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lipsky.

Other than Mr. Hokari, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hokari.

Other than Mr. Musto, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Musto.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Reference is made to the disclosure set forth under Item 3, Item 4 and Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference. Except as disclosed in Item 3, Item 4 and Item 5 of this Schedule 13D, and except as otherwise described in this Item 6, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Pursuant to the Exchange Agreements:

•

On (a) December 2, 2009, Mr. Lipsky transferred 49,322 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, and (b) December 4, 2009, Mr. Lipsky transferred 19,406 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•

On (a) December 4, 2009, Mr. Hokari transferred 2,750 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, (b) December 17, 2009, Mr. Hokari transferred 100 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, and (c) January 5, 2010, Mr. Hokari transferred 1,508 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•

On (a) December 4, 2009, Mr. Musto transferred 2,200 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, (b) December 7, 2009, Mr. Musto transferred 1,900 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock and (c) January 5, 2010, Mr. Musto transferred 1,206 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•

On (a) December 2, 2009, Dr. Morgan transferred 34,000 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, and (b) December 4, 2009, Dr. Morgan transferred 39,048 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•

On (a) December 2, 2009, Dr. Simons transferred 410,000 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock, and (b) December 4, 2009, Dr. Simons transferred 39,048 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•	On December 4, 2009, Ms. Lewis transferred 300,000 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•	On December 4, 2009, Shining Sea transferred 1,684,638 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•	On December 29, 2009, Mr. J. David transferred 39,000 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

•	On December 30, 2009, Mr. M. David transferred 117,000 shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

The foregoing exchanges are sometimes referred to herein as the “Exchanges”.

Prior to the record date set for the special meeting (the “Special Meeting”) of the shareholders of the Company, where the Company will ask its shareholders to, among other things, vote upon a proposal to adopt the Merger Agreement, Messrs. J. David and M. David will transfer their respective outstanding shares of Common Stock to the Reporting Person in exchange for an equal number of shares of Series A Preferred Stock.

As a result of the Exchanges, each of Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea have no further right, title or interest as a shareholder of Company or in or to the shares of Common Stock exchanged for shares of Series A Preferred Stock by them.

Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis, and Shining Sea have also entered into a Stockholders’ Agreement, which will provide for the governance of the Surviving Corporation following the completion of the proposed Merger (the “Stockholders’ Agreement”). In connection with the purchase by Noah of shares of Series B Preferred pursuant to the Noah Exchange Agreement, Noah will execute a joinder agreement to the Stockholders’ Agreement.

Shining Sea and Noah entered into that certain Share Purchase Agreement, dated September 30, 2009 (the “Shining Sea Purchase Agreement”), a copy of which is filed herewith as Exhibit 7.08 and incorporated herein by reference. Pursuant to the Shining Sea Purchase Agreement, following the consummation of the proposed Merger, Shining Sea will sell to Noah 800,000 shares of Series A Preferred Stock received by Shining Sea in connection with the Exchanges for an aggregate purchase price of $2,000,000. Each of Shining Sea, Dynamic View Investments Limited, a British Virgin Islands limited liability company (“Dynamic”), and Global Wise Technologies Ltd., a British Virgin Islands limited liability company (“Global”), entered into that certain Share Purchase Agreement, dated September 30, 2009 (the “Noah Purchase Agreement”), a copy of which is filed herewith as Exhibit 7.09 and incorporated herein by reference. Pursuant to the Noah Purchase Agreement, simultaneously with the closing of the Shining Sea Purchase Agreement, Dynamic and Global will sell to Shining Sea an aggregate of 365,630 Ordinary Shares of Noah for an aggregate purchase price of $1,999,996.10.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01 Exchange Agreement, dated May 29, 2009, among Saunders Acquisition Corporation, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.*

Exhibit 7.02 Exchange Agreement, dated September 11, 2009, among Saunders Acquisition Corporation, Julien David and Morton David.*

Exhibit 7.03 Subscription Agreements, dated September 11, 2009, between Saunders Acquisition Corporation and each of Barry J. Lipsky, Howard L. Morgan, James H. Simons and Morton David.*

Exhibit 7.04 Subscription Agreement, dated September 30, 2009, between Saunders Acquisition Corporation and Noah Education Holdings Ltd.*

Exhibit 7.05 Proposal dated May 20, 2009.*

Exhibit 7.06 Revised Proposal dated September 11, 2009.*

Exhibit 7.07 Agreement and Plan of Merger, dated September 30, 2009, between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation.*

Exhibit 7.08 Shining Sea Purchase Agreement, dated September 30, 2009, between Shining Sea Limited and Noah Education Holdings Ltd.*

Exhibit 7.09 Noah Purchase Agreement, dated September 30, 2009, among Shining Sea Limited, Dynamic View Investments Limited and Global Wise Technologies Ltd.*

*	Incorporated by reference on Schedule 13D filed with the SEC on December 21, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 5, 2010

SAUNDERS ACQUISITION CORPORATION

By:	/s/ BARRY J. LIPSKY
Name:	Barry J. Lipsky
Title:	President